Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2023 Financial Results:

Revenues for the full year increased by 1.9% (or 8.4% on a constant currency basis) Year over year to a record-breaking result of $2.6 billion with Net Income for the year reaching $64 million.

Or Yehuda, Israel, March 19, 2024 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2023.

Financial Highlights for the Fourth Quarter Ended December 31, 2023

●	Consolidated revenues for the fourth quarter ended December 31, 2023 amounted to $640.3 million, compared to $657.1 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2022), the consolidated revenues for the fourth quarter of 2023 would have increased by approximately 3.0% to $676.7 million.

●	Consolidated operating income for the fourth quarter ended December 31, 2023 amounted to $60.3 million compared to $60.2 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2022), the consolidated operating income for the fourth quarter of 2023 would have increased by approximately 3.4% to $62.2 million, compared to the same period last year.

●

Consolidated net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2023 amounted to $15.7 million, or $1.01 per fully diluted share, compared to $15.3 million, or $1.00 per fully diluted share, in the same period last year.

Net income in the period was negatively impacted by (i) an increase in interest expenses resulting from the increase in variable interest rates, with financial expenses net increasing by approximately 33.5% year over year to $9.2 million, compared to $6.9 million in the same period last year, (ii) an increase in costs related to share-based compensation, which amounted to $5.6 million for the three months ended December 31, 2023, compared to $4.6 million in the same period last year and (iii) recent events taking place in Israel since October 7, 2023 (Iron Swards war against the terrorist organization Hamas) resulting with the drafting to active military service of approximately 1,100 out of our 22,000 employees. The absence of such employees resulted in lower profitability in the fourth quarter in certain areas of our operations.

Financial Highlights for the Full Year Ended December 31, 2023

●	Consolidated revenues for the year increased by 1.9% to $2.62 billion, compared to $2.57 billion last year. On a constant currency basis (calculated based on average currency exchange rates for 2022), consolidated revenues for the year 2023 would have increased by approximately 8.4% to $2.79 billion.

●	Consolidated operating income for the full year ended December 31, 2023, amounted to $239.4 million, compared to $276.6 million last year. Operating income for the full year of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in the amount of $44.3 million. Excluding such impact, consolidated operating income for the full year, increased by 3% compared to the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the twelve months ended December 31, 2022), the consolidated operating income for the year 2023 would have increased by approximately 6.5% to $247.4 million, compared to 2022 (excluding the above-mentioned capital gain of $44.3 million recorded in 2022).

●

Consolidated net income attributable to Formula’s shareholders for the full year ended December 31, 2023, amounted to $64.0 million, or $4.12 per fully diluted share, compared to $81.4 million, or $5.21 per fully diluted share last year. Net income for the twelve months ended December 31, 2022 was positively impacted by approximately $17.1 million of income (net of taxes) realized from the disposition of a subsidiary of Matrix IT. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the full year ended December 31, 2023 decreased by 0.4% compared to 2022.

Net income for the year ended December 31, 2023 was negatively impacted by (i) an increase in interest expenses resulting from the increase in variable interest rates, with financial expenses net increasing by approximately 42.2% to $28.3 million, compared to $19.9 million in the same period last year, (ii) an increase in costs related to share-based compensation, which amounted to $19.1 million for the twelve month period ended December 31, 2023 compared to $14.5 million in 2022 and, (iii) recent events taking place in Israel since October 7, 2023 (Iron Swards war against the terrorist organization Hamas) resulting with the drafting to active military service of approximately 1,100 out of our 22,000 employees. The absence of such employees resulted in lower profitability in the fourth quarter in certain areas of our operations.

●	As of December 31, 2023, Formula held 48.21%, 43.63%, 46.71%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and short-term investments totaled approximately $528.6 million as of December 31, 2023, compared to $569.1 million as of December 31, 2022.

●	Total equity as of December 31, 2023, was $1.31 billion (representing 46.5% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.1% of the total consolidated statements of financial position) as of December 31, 2022.

Declaration of Dividend for the Second Half of 2023

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 2.30 per share (approximately $0.63 per share) and in an aggregate amount of approximately NIS 35.3 million (approximately $10.0 million).

●	The dividend is payable on April 18, 2024, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on April 4, 2024. The dividend will be paid in New Israeli Shekels with respect to the Company's ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of December 31, 2023, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of December 31, 2023, was $625.9 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of December 31, 2023, was 1%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of December 31, 2023, was 0.04.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected by our 2023 fourth quarter and full year revenues and operational profits. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly a product of the challenging macro-economic environment. With respect to recent events taking place in Israel, since October 7, 2023 whereas approximately 1,100 out of our 22,000 employees were drafted to active military service in Israel’s Iron Swards war against the terrorist organization Hamas, the absence of such employees resulted in lower profitability in the fourth quarter in certain areas of our operations (despite partial compensation paid by the State of Israel). Our global operations which rely on our dedicated global employee base continues to be unaffected by the war, while our Israeli teams continue to work generally in a usual hybrid manner. As such the impact of the recent events on our operations across our investment portfolio was not severe.”

“Matrix concluded the year with double-digit growth and record-breaking results recorded across all its key operational financial indices: revenues, gross profit, operating income and EBITDA. Matrix revenues for the year grew by 12.0% year over year reaching an all-time high of NIS 5.2 billion (approximately $1.42 billion). Operating income (excluding capital gain realized from the disposition of a Matrix IT subsidiary) grew by 12.2%, reaching NIS 393.4 million (approximately $106.8 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North America, which accounted for 9% of Matrix’s annual revenues and approximately 19% of its operating income in such period, also showed significant growth, with an increase of approximately 26.5% in operating income, along with continued improvement in operating margin approximately 180 basis points year over year. We believe that Matrix has significant growth potential in the North American market, especially in the field of AI-based solutions for anti-money laundering and prevention of financial crimes, as well as across all of its other areas of expertise in the North American market”.

“Sapiens’ revenues for the year increased by 8.4% to $514.6 million crossing for the $500 million mark for the first time. Sapiens ARR in the fourth quarter was $164.8 million, reflecting growth of 13.5% compared to the fourth quarter of 2022. In the vibrant and dynamic territories of North America and Europe, Sapiens has witnessed a flourishing trajectory of growth, establishing a robust foundation poised for sustained expansion throughout the forthcoming year. With a series of successful implementations that span the global stage, Sapiens continued to significantly enhance its market presence. This achievement is punctuated by the initiation of approximately 30 new deals signed with both new and existing customers across core, Data, digital, and cloud in P&C, Workers' Comp, Life, and Reinsurance. As a global player with multiple product lines and cloud capabilities and a cost-efficient operating model which combines off-and on-shore delivery capabilities, we believe that Sapiens is positioned in a sweet spot to reap the gains of this opportunity.”

“Magic Software's operational results for the year reflected a slowdown as revenues for the year decreased by 5.6% to $535.1 million, compared to $566.8 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the year ended December 31, 2023), Magic Software’s revenues for the year would have decreased by 1.6% to $557.9 million, due to a substantial and unexpected decline in demand for Magic Software’s professional services from several of its important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects resulting in a decrease of close to 600 of Magic Software’s U.S. specialists compared to the respective period. Despite the slowdown we faced during the second half of the year we remain positive that the vast majority of Magic Software’s customers will continue to value its unique proposition and resume to engage it to an increasing degree as a preferred partner for innovative digital transformation initiatives. Fueled by a well-diversified investment portfolio, Magic Software persistently pursue both organic and inorganic avenues of expansion across its service lines. Across the globe, Magic Software’s dedicated team at is resolutely focused on executing its strategic vision to not only restore but surpass its previous heights, thereby ensuring sustained growth and the continual enhancement of shareholder value.”

“Michpal concluded the year strong with record-breaking revenues for the year of NIS 142 million (approximately $38.5 million), growing 11% year over year. Michpal offers comprehensive proprietary on-premise and web-based payroll software solutions and related services as well as integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs. Michpal ended 2023 with significant enhancements to its product offerings and is well-positioned to continue its positive momentum throughout 2024.”

“TSG concluded the year of 2023 with double-digit growth recorded across its revenues and operating income. TSG revenues for the year of 2023 grew by approximately 19% year over year to NIS 295.4 million (approximately $80.1 million). Operating income for the year increased by 35.7% to NIS 28.4 million (approximately $7.7 million) compared to NIS 20.9 million last year (approximately $6.2 million). TSG continues to materialize both on its traditional activities in the defense sector and on its activities in the Israeli municipal sector developing advanced solutions for its customers based on long-term engagement cycles.”

“Lastly, Zap Group continues to develop and invest in diverse advanced fields and innovative technologies, preserving its position as the leading digital marketing and advertising group in Israel. With a deep understanding of the Israeli market and consumer needs, Zap Group successfully manages diverse and significant content and consumer sites and provides strategic services and advertising solutions to its customers. During the second half of 2023, following advanced development Zap Group soft launched its state-of-the-art Marketplace platform based on SAP and Mirakl’s platforms. The Zap Group Marketplace platform offers a reliable and comfortable online buying experience by utilizing a simple ‘compare and purchase’ interface, allowing customers to select and purchase from a variety of products arranged in dozens of popular categories, all using a single shopping cart, with a simple and user-friendly operating system. During the first weeks of the trial period hundreds of sellers, which include tens of thousands of products, have joined the Zap Group’s new unique and advanced platform. Unfortunately, the challenging macroeconomic climate of high interest rates, persistent inflation and reduced spending, influencing both SMBs and consumers, alongside recent events in Israel taking place as of October 7, 2023, have had and are expected to continue to have, an adverse impact on Zap's top and bottom lines results. As a result, we initiated a reorganization plan, concluded by the end of 2023, intended to streamline and simplify the organization, improve efficiency, and reduce costs.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on May 15, 2023, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2023	2022		2023	2022
	Unaudited			Unaudited	Unaudited
Revenues	640,291	657,067	(*)	2,620,903	2,572,357
Cost of revenues	479,066	494,186	(*)	1,977,192	1,949,892
Gross profit	161,225	162,881	(*)	643,711	622,465
Research and development costs, net	19,748	18,867		77,968	72,129
Selling, marketing and general and administrative expenses	81,133	83,837	(*)	326,375	317,956
Capital gain from realization of a Matrix IT's subsidiary	-	-		-	44,260
Operating income	60,344	60,177		239,368	276,640
Financial expenses, net	(9,215)	(6,902)		(28,334)	(19,930)
Income before taxes on income	51,129	53,275		211,034	256,710
Taxes on income	10,719	10,907		46,075	55,235
Income after taxes	40,410	42,368		164,959	201,475
Share of profit (loss) of companies accounted for at equity, net	172	(2,383)		773	(1,808)
Net income	40,582	39,985		165,732	199,667
Net income attributable to non-controlling interests	24,869	24,646		101,718	118,274
Net income attributable to Formula Systems shareholders	15,713	15,339		64,014	81,393

Earnings per share (basic)	1.03	1.01		4.19	5.31
Earnings per share (diluted)	1.01	1.00		4.12	5.21

Number of shares used in computing earnings per share (basic)	15,302,517	15,298,267		15,301,392	15,295,986
Number of shares used in computing earnings per share (diluted)	15,505,761	15,467,654		15,498,101	15,502,830

(*)	Immaterial adjustments to comparative data.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	452,357	544,342
Short-term deposits	76,224	23,976
Short-term investments	-	738
Trade receivables, net	721,008	702,727
Prepaid expenses and other accounts receivable	84,670	64,535
Inventories	42,008	35,181
Total current assets	1,376,267	1,371,499

NON-CURRENT ASSETS:
Long-term investments and receivables	51,591	38,985
Deferred taxes	48,559	42,027
Investments in companies accounted for at equity	20,796	20,746
Property, plants and equipment, net	52,931	54,971
Right-of-use assets	120,651	116,840
Intangible assets, net and goodwill	1,144,452	1,148,887
Total non-current assets	1,438,980	1,422,456

Total assets	2,815,247	2,793,955

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	145,917	157,882
Debentures	75,105	68,293
Current maturities of lease liabilities	44,064	45,497
Trade payables	258,649	222,482
Deferred revenues	137,643	131,639
Employees and payroll accrual	209,384	201,225
Other accounts payable	73,123	86,340
Liabilities in respect of business combinations	7,954	27,129
Put options of non-controlling interests	35,987	60,500
Total current liabilities	987,826	1,000,987

LONG-TERM LIABILITIES:
Loans from banks and others	90,944	115,874
Debentures	229,321	305,632
Lease liabilities	84,639	78,966
Other long-term liabilities	12,678	14,101
Deferred taxes	61,279	59,465
Deferred revenues	4,873	8,859
Liabilities in respect of business combinations	2,886	12,345
Put options of non-controlling interests	22,051	11,688
Employees benefit liabilities, net	10,427	9,116
Total long-term liabilities	519,098	616,046

EQUITY
Equity attributable to Formula Systems shareholders	625,900	551,875
Non-controlling interests	682,423	625,047
Total equity	1,308,323	1,176,922

Total liabilities and equity	2,815,247	2,793,955

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	30,082	39,363
Other accounts receivable and prepaid expenses	10,326	7,326
Total current assets	40,408	46,689

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	160,056	149,701
Sapiens International Corporation N.V.	251,658	228,860
Magic Software Enterprises Ltd.	128,549	125,058
Other	148,113	154,408
Total investment in subsidiaries and a jointly controlled entity	688,376	658,027

Long term receivables and other investments	22,737	12,870
Property, plants and equipment, net	11	8
Total non-current assets	711,124	670,905

Total assets	751,532	717,594

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Debentures	32,126	32,999
Trade payables	137	125
Other accounts payable	2,697	5,596
Put options of non-controlling interests	-	848
Liability in respect of a business combination	267	426
Total current liabilities	35,227	39,994

LONG-TERM LIABILITIES:
Debentures	90,405	125,484
Liability in respect of a business combination	-	241
Total long-term liabilities	90,405	125,725

EQUITY	625,900	551,875

TOTAL LIABILITIES AND EQUITY	751,532	717,594

(*)	The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.